CREDIT SUISSE GROUP FUNDING (GUERNSEY) LIMITED
Registered Office:	Phone	+44 1481 719088
Helvetia Court	Fax	+44 1481 724676
Les Echelons	www.credit-suisse.com
South Esplanade
St Peter Port
Guernsey
Channel Islands
GY1 3WF

June 3, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attn: Era Anagnosti

Re:                Credit Suisse Group Funding (Guernsey) Limited and Credit Suisse Group AG
Registration Statement on Form F-4 (File No. 333-211696 and 333-211696-01)

Dear Ms. Anagnosti:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement, so that it is declared effective at 2:30 p.m. (Eastern Time) on June 6, 2016 or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, Credit Suisse Group Funding (Guernsey) Limited (the “Issuer”) and Credit Suisse Group AG (the “Guarantor” and, together with the Issuer, the “Registrants”) acknowledge that:

(i)                           should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)       the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Volkovitsch of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Registrants, at (212) 225-2190, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page to follow]

Very truly yours,

CREDIT SUISSE GROUP FUNDING (GUERNSEY) LIMITED

By:	/s/ R Rimann
Name: R Rimann
Title: Member of the Board of Directors

By:	/s/ G J Luxton
Name: G J Luxton
Title: Member of the Board of Directors

CREDIT SUISSE GROUP AG

By:	/s/ David Wong
Name: David Wong
Title: Authorized Person

By:	/s/ Gina Orlins
Name: Gina Orlins
Title: Authorized Person

cc:                                Michael Volkovitsch
Cleary Gottlieb Steen & Hamilton LLP